UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

RESOLUTIONS OF THE EXTRAORDINARY GENERAL ASSEMBLY

Rio de Janeiro, November 30, 2016 - Petróleo Brasileiro S.A. - Petrobras informs that the extraordinary general meeting, held today at 15:00 in the Auditorium of the company's headquarters on Avenida Republic of Chile nº 65-1st floor, in the city of Rio de Janeiro (RJ), decided, by a majority, and has adopted the following:

(I). With abstention from the controlling shareholder (Brazilian Federal Union),
Election to the Board of Directors of Mr. Marcelo Mesquita de Siqueira Filho, in
the form of article 150 of the Law nº 6,404, of 1976.

II. Approval of the sale of 90% (ninety per cent) of the stake owned by
Petrobras in the Nova Transportadora do Sudeste-NTS ("NTS") for the Nova
Infraestrutura Fundo de Investimento em Participações (equity fund managed by
Brookfield Asset Management Investment Brazil Ltda.), immediately after the completion of the corporate reorganization involving the NTS and the
Transportadora Associada de Gás-TAG, under implementation;

III. Waiver to its preemptive right to subscribe in the debentures convertible into shares that will be issued in due course by NTS as a subsidiary of
Petrobras;

IV. Reform of Petrobras´s By-Law, in accordance with the vote of Petrobras´s administration proposal, as set up in the Notice to Shareholders Meeting, in
order to:

(i) Perform some language adjustments in articles 29, item II, 34, item I, item
"b" and section, itens "a", "b", "c", "d", "f", "g" and "j" (reordered to "i" in the draft Bylaw), 49 and 52;

(ii) Amend article 18, caput and paragraph 2 to adjust the minimum and maximum number of members of the Board to the reelections according to article 13, itens
I and VI of Law No. 13,303, 6/30/2016;

(iii) Include paragraph 5 to article 18 to predict the minimum percentage of independent members of the Board of Directors, in accordance with article 22 of
Law No. 13,303, 6/30/2016;

(iv) Amend article 20 to suit the maximum term limit management and election of executive directors laid down in article 13, item VI of law No. 13,303,
6/30/2016;

(v) Amend article 21, caput, to adjust the wording of article 23 of Law No.
13,303, 6/30/2016;

(vi) Amend article 27, paragraph 1 to clarify the competence of the Executive
Board for approval of paid leave of Executive Directors;

(vii) Amend article 29, item IV in order to adapt the wording of articles 13, item III and 23 of Law No. 13,303, 6/30/2016;

(viii) Amend article 29, item VII to adapt the wording of articles 8, items IV,
V and VII and 18, item III of Law No. 13,303, 6/30/2016;

(ix) Include the item XI to article 29 to suit the wording of article 17 of Law
No. 13,303, 6/30/2016 and article 30 of the Program for Corporate Governance of
State Controlled Companies of BM&FBovespa;

(x) Include item XII to the article 29 to suit the wording of the article 8, items I and VIII of Law No. 13,303, 6/30/2016;

(xi) Include paragraph 2 to article 29, reordering the sole paragraph as paragraph 1, to clarify that if the Appointment Policy intends to impose additional requirements to those laid down in the applicable legislation to the
Board of Directors and fiscal Council, such requirements shall be referred for decision in the general shareholding meeting;

(xii) Amend article 30, item I to harmonize the competence to approve the amendment of the basic Plan of Organization ("PBO") with the individual skills of the statutorily defined Executive Directors;

(xiii) Amend article 30, item VIII to suit the wording of article 18, item I of
Law No. 13,303, 6/30/2016;

(xiv) Change the sole paragraph of article 30 to suit the wording of article 10 of Law No. 13,303, 6/30/2016;

(xv) Include paragraph 1 to article 33, reordering the sole paragraph as paragraph 2, to suit the wording of article 9, paragraph 4 of Law No. 13,303,
6/30/2016;

(xvi) Amend article 34, item II "e" to enlarge the possibility of the Executive
Board to approve corporate guidelines, including rules of delegation;

(xvii) Delete article 34, item II, the item "h", reordering paragraphs following the editorial adjustment proposed to articles 29, item II and 34, item I, item
"b", whereas the Annual Business Plan is, in fact, contained in the Annual Plan
Expenditures and Investments, whose approval is of competence of the Board of
Directors, and not of the Executive Board;

(xviii) Include a new item "j" in item (II) of article 34, to transfer, to the
Executive Board, previously delegated competence individually to the Chief
Financial Officer and Investor Relations;

(xix) include paragraph 1 to article 35, reordering the sole paragraph as 2 and items I and II as 3 and 4 to create the Investment and Disinvestment Statutory
Technical Committee, which will provide technical support to the Executive Board in these subjects;

(xx) Change reordered paragraphs 2 and 3 of article 35 to adapt the nomenclature of other Statutory Technical Committees and editorial adjustment in view of the new Statutory Technical Committees linked directly to the Executive Board, respectively;

(xxi) Delete article 36, paragraph 1, item I, paragraph 5, items IV and V, paragraph 7, items II and III, reordering the other items as well as include new sections III, IV, VII article 36, paragraph 8, with the respective reordering of other items, and change the item I of article 36, paragraph 7 and the old items
IV and VII (reordered to VI and VIII in the Bylaw´s draft) of article 36, paragraph 8, as consequence of internal restructuring of the creation of the
Executive Director of Strategy, Organization and Management System;

(xxii) Amend article 36, paragraph 3, item I, paragraph 6, item II and paragraph
9, item VI, due to adjustments identified as necessary after the last Bylaw amendment adopted in August 2016;

(xxiii) Include the item XIII to article 40 to clarify that if the Appointment
Policy intends to impose additional requirements to those contained in the legislation applicable to the Board of Directors members and to the Audit
Committee, these requirements should be submitted for deliberation at the
General Shareholding Meeting;

(xxiv) Amend article 44 to suit the wording of article 13, item VIII of Law No.
13,303, of 06.30.2016.

V. Consolidation of the Bylaws to reflect the changes approved by the extraordinary general meeting on this date.

________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: November 30, 2016	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer